Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

December 10, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 250,835 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from December 2, 2024, up to and including December 6, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 125,481,525 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (125,481,525) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
02/12/2024	LSE	27,315	868.69
02/12/2024	BATE	9,412	868.52
02/12/2024	CHIX	26,098	868.82
02/12/2024	AQUIS	3,755	868.65
03/12/2024	LSE	15,687	874.50
03/12/2024	BATE	3,351	873.48
03/12/2024	CHIX	22,976	875.60
03/12/2024	AQUIS	1,797	875.36
04/12/2024	LSE	16,084	885.63
04/12/2024	BATE	5,138	885.68
04/12/2024	CHIX	17,978	885.54
04/12/2024	AQUIS	4,988	888.80
05/12/2024	LSE	19,001	882.15
05/12/2024	BATE	11,890	880.97
05/12/2024	CHIX	19,177	881.85
05/12/2024	AQUIS	3,501	881.73
06/12/2024	LSE	14,580	873.69
06/12/2024	BATE	7,414	873.83
06/12/2024	CHIX	17,234	874.04
06/12/2024	AQUIS	3,459	874.02

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123